Mail Stop 0306


December 16, 2004


Via Facsimile and U.S. Mail

Mr. Wilbur G. Stover, Jr.
Chief Financial Officer
Micron Technology, Inc.
8000 S. Federal Way
Boise, Idaho 83716-9632

	Re: 	Micron Technology, Inc.
		Form 10-K for the fiscal year ended September 2, 2004
      SEC File No. 1-10658


Dear Mr. Stover:

      We have reviewed your filings and have the following comment.
We have limited our review to matters related to the issue raised in our comment. Where indicated, we think you should revise your future filings in response to these comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.







Form 10-K for the fiscal year ended September 2, 2004

Item 7. Management`s Discussion and Analysis of Financial
Condition
and Results of Operations

Inventory write-downs - page 16

1. We note that we issued comments regarding this non-GAAP financial measure related to adjusted gross margin. This disclosure represents a non-GAAP financial measure and, in light of the issuance of FR-65, it appears that your presentation of adjusted gross margin is not appropriate. In this regard, we believe this non-GAAP financial measure cannot be reconciled, as required by FR-65, because the adjustment related to sales of written down inventory is not reflected in your financial statements. Generally, non-GAAP financial measures exclude one or more "non-recurring" items or can be calculated using elements derived from financial presentations. In accordance with Item 303 of Regulation S-K, we would not object to you discussing the sale of previously written down inventory and the impact on COGS in a narrative format. In future filings please remove the non-GAAP financial measure. For reference see the Frequently Asked Questions and Item 10(e) of Regulation S-K regarding the use of non-GAAP financial measures.


*    *    *    *

      As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your response to our comment and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your response to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Heather Tress, Staff Accountant, at (202)
824-
5263 or me at (202) 942-2813 if you have questions regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact Martin James, the Senior Assistant Chief Accountant, at (202) 942-1984.


							Sincerely,



							Daniel Gordon
							Accounting Branch Chief

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Mr. Wilbur G. Stover, Jr.
Micron Technology, Inc.
December 16, 2004
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